                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           Encore Capital Group, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                    292554102
                                 --------------
                                 (CUSIP Number)

                               John M. Allen, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 29, 2003
                            -------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 292554102                13D

(1)      NAME OF REPORTING PERSON                                         Consolidated Press International Holdings Limited
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
                                                                          ----------------------------------------------------------
                                                                          (b)
                                                                          ----------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS                                                                                           OO

------------------------------------------------------------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                 [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION                                                        Commonwealth of the Bahamas

------------------------------------------------------------------------------------------------------------------------------------
Number of Shares              (7)      SOLE VOTING POWER                                                         None
Beneficially Owned by Each    ------------------------------------------------------------------------------------------------------
Reporting Person With         (8)      SHARED VOTING POWER                                                  5,853,517
                              ------------------------------------------------------------------------------------------------------
                              (9)      SOLE DISPOSITIVE POWER                                                    None
                              ------------------------------------------------------------------------------------------------------
                              (10)     SHARED DISPOSITIVE POWER                                             5,853,517
                              ------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                       5,853,517

------------------------------------------------------------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                           [ ]
         SHARES

------------------------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                      51.2%

------------------------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON                                                                              HC, CO

CUSIP NO. 292554102                 13D

(1)       NAME OF REPORTING PERSON                                        C.P. International Investments Limited
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
                                                                          ----------------------------------------------------------
                                                                          (b)
                                                                          ----------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS                                                                                           OO

------------------------------------------------------------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                 [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION                                                        Commonwealth of the Bahamas

------------------------------------------------------------------------------------------------------------------------------------
Number of Shares              (7)      SOLE VOTING POWER                                                         None
Beneficially Owned by Each    ------------------------------------------------------------------------------------------------------
Reporting Person With         (8)      SHARED VOTING POWER                                                  5,853,517
                              ------------------------------------------------------------------------------------------------------
                              (9)      SOLE DISPOSITIVE POWER                                                    None
                              ------------------------------------------------------------------------------------------------------
                              (10)     SHARED DISPOSITIVE POWER                                             5,853,517
------------------------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                       5,853,517

------------------------------------------------------------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                           [ ]
         SHARES

------------------------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                      51.2%

------------------------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON                                                                                  CO

                         AMENDMENT NO.6 TO SCHEDULE 13D

                  This Amendment No.6 to Schedule 13D is filed by Consolidated Press International Holdings Limited ("CPIHL") and C.P. International Investments Limited ("CPII," and together with CPIHL, the "Reporting Persons") to further supplement and amend the Schedule 13D originally filed by the Reporting Persons on February 22, 2000, as supplemented and amended by Amendment No. 1, dated March 22, 2001, Amendment No. 2, dated August 28, 2001, Amendment No. 3, dated March 4, 2002, Amendment No. 4, dated April 18, 2002, and Amendment No. 5, dated August 26, 2003 (the "Schedule 13D"). Items 4, 6, and 7 are hereby supplemented. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.

Item 4.           Purpose of Transaction.

                  Item 4 is supplemented as follows:

                  On August 29, 2003, the Company filed a Form S-1 with the Securities and Exchange Commission, relating to a proposed offering (the "Offering") of up to 5,750,000 shares of the Company's common stock, including up to 750,000 shares to cover over-allotments. A portion of the shares included in the Offering may come from selling stockholders, including the Reporting Persons, although the number of shares to be sold and the category of sellers will depend on the Offering price and market conditions at the time of sale. The underwriters in connection with the Offering have informed the Company that the Series A Preferred Stock will need to be converted to shares of the Company's common stock in conjunction with the Offering. Accordingly, the Reporting Persons and each of the remaining holders of Series A preferred stock have entered into a Preferred Stock Conversion Agreement, dated as of August 29, 2003, pursuant to which each Series A Preferred share will be converted into ten shares of the Company's common stock effective as of the closing of the Offering. The Reporting Persons and the other converting stockholders will not be required to pay any consideration in connection with the conversion, but will receive accrued and unpaid dividends on their Series A Preferred shares through the closing date. The Preferred Stock Conversion Agreement will terminate if the closing of the Offering has not occurred by November 30, 2003 or the Offering is sooner terminated.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Item 6 is supplemented as follows:

                  See Item 4 for a description of the Preferred Stock Conversion Agreement, dated as of August 29, 2003.

Item 7.           Materials to Be Filed as Exhibits.

                  Item 7 is supplemented by adding the following:

Exhibit 12        Preferred Stock Conversion Agreement, dated as of August 29,
                  2003.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: August 29, 2003

                             Consolidated Press International Holdings Limited

                             By /s/ Michael Karagiannis
                                -----------------
                                Name: Michael Karagiannis
                                Title: Director

                             C.P. International Investments Limited

                             By /s/ David Barnett
                                -----------------------
                                Name: David Barnett
                                Title: Director